

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Donald Gaiter
Acting Chief Financial Officer; Chief of Acquisitions and Strategy
NBH Holdings Corp.
101 Federal Street, 19th Floor
Boston, MA 02110

> **Re:** **NBH Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-177971**

Dear Mr. Gaiter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements and expand the MD&A discussions, as applicable, pursuant to Rule 3-12 of Regulation S-X.

2. Please file the statement of assets acquired and liabilities assumed of Community Banks of Colorado.

3. We note your disclosure in Risk Factors and on page 113 that Bank Midwest is subject to an operating agreement with the OCC and an order issued by the FDIC. Please revise your disclosure to disclose and discuss the operating agreement and the order in the Prospectus Summary in addition to your existing disclosure regarding the operating agreement on page 9. Please also expand your disclosure to more fully discuss the material provisions of the operating agreement and the order, including a discussion of the actions that you have taken or that you plan to take to comply with the material

provisions and provide specific information regarding the current status of your compliance.

Cover Page

4. Please indicate the number of shares being offered and fill in all corresponding blanks as soon as possible.

Market Data, page ii

5. Please delete the qualification in third sentence stating that you cannot assure the accuracy or completeness of the data.

Prospectus Summary

Prospective Markets, page 4

6. We note that you have included the statistic for banks in your current markets that have a Texas Ratio of 0%. Given your recent acquisitions of troubled banks, please expand disclosure in this section to address why banks with a Texas Ratio of 0% are significant.

Our Acquisitions, page 4

7. We note your disclosure that you have completed four acquisitions since October 2010. Please clarify that the transaction with Community Banks of Colorado was FDIC assisted and the transaction with Bank Midwest was not FDIC assisted.

Summary Selected Historical Consolidated Financial Information, page 12

8. Please revise the weighted average common shares outstanding, basic and diluted for the six months ended June 30, 2011 to reflect 52,235,566 shares on a diluted basis to be consistent with the amount appearing in the income statement on page F-3, or advise. In addition, revise the Selected Historical Consolidated Financial Information on page 48.

9. Please revise the common shares outstanding for the period June 16, 2009 through December 31, 2009 to include the founders' shares of 250,000. As such, revise the book value and tangible book value per share as a result of this change. In addition, revise the Selected Historical Consolidated Financial Information on page 48.

Risk Factors, page 15

10. Some of your risk factors make statements regarding your ability to provide assurances or predictions that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

Capitalization, page 43

11. Please revise the presentation to include the founders' shares in the amount of 250,000 at June 30, 2011.

Dilution, page 45

12. Please ensure that the presentation includes the 250,000 founders' shares outstanding.

13. Please expand the last paragraph of the presentation to state that the discussion and tables exclude 1,830,000 shares of class A common stock reserved for future issuance under the NBH Holding Corp. 2009 Equity Incentive Plan.

Selected Historical Consolidated Financial Information, pages 47-49

14. Revise the adjusted pre-provision pre-tax net revenue to risk weighted assets to be 1.97% as of and for the twelve months ended December 31, 2010 to be consistent with the amount presented on page 12.

15. Please expand the notes to state how you determined the ratio of interest earning assets to interest-bearing liabilities to be 119.48% and 129.11% as of and for the six months ended June 30, 2011 and as of and for the twelve months ended December 31, 2010.

16. Please revise to clarify how you determined the non-interest bearing deposits to total deposits (end of period) ratio for as of and for the twelve months ended December 31, 2010 as 10.36% as it appears that the ratio should be 9.39%.

About Non-GAAP Financial Matters, page 59

17. Please expand the disclosure to present the tax effect of stock-based compensation parenthetically or in a footnote to the reconciliation and show how the tax effect was calculated.

18. Please revise the adjusted non-interest income expense to average assets ratio and the adjusted efficiency ratio to show the impact of stock-based compensation as of and for the twelve months ended December 31, 2010 to result in the amounts of 3.23% and 55.74% consistent with the amounts presented on page 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Select Historical Financial Data Derived from Assets Acquired and Liabilities Assumed, page 94

19. We note that you have provided certain historical financial information for three of the four acquisitions you have completed since 2010. Please revise to provide similar disclosure regarding your acquisition of Community Banks of Colorado.

Business, page 99

20. We note that you have acquired several retirement banking centers. Please include disclosure regarding services and products related to these communities and whether you intend to continue to develop this area of your business.

Lending Activities, page 107

21. Please provide more specific disclosure in this section regarding the various loan products you offer and their terms, including: closed and open end loans, fixed rate and variable, senior and junior collateral positions, and the underwriting standards you apply.

Compensation Discussion and Analysis

2010 Summary Compensation Table, page 136

22. It appears that the footnotes to this table are incorrect, in particular notes 4 and 6 in the Salary column. Please confirm and revise as appropriate.

Employment Agreements with Named Executive Officers, page 137

23. We note your disclosure on page 138 that you intend to enter into employment agreements with Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer in connection with the offering. Please confirm that you will file these agreements as exhibits to the registration statement as soon as possible. Refer to Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders

Greater than 5% Stockholders, page 152

24. Please revise the footnotes in this section to identify an individual who has voting and dispositive power over the shares held. In addition, please confirm that for any selling stockholder that is not a natural person, you will include the persons who have sole or shared voting or investment power over the entity.

Selling Stockholders, page 152

25. Identify whether any of the selling stockholders are broker dealers or the affiliates of broker dealers. If any of the selling stockholders are broker dealers, revise the disclosure to clarify that those selling stockholders are underwriters. Any selling stockholder who is an affiliate of a broker dealer must make the following representations:

    a. The selling stockholder purchased the securities to be resold in the ordinary course of business, and

b. at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholders are not able to make these representations, they must also be identified as underwriters.

Description of Capital Stock, page 153

26. You may not qualify your disclosure by reference to your amended and restated certificate of incorporation and by-laws. Please therefore revise the second sentence of the introductory paragraph.

Balance Sheet, page F-2

27. Please revise the balance sheet and throughout the filing to present Federal Reserve Bank and Federal Home Loan Bank stock separately from the total of investment securities.

Consolidated Financial Statements as of and for the Year Ended December 31, 2010 and as of and for the period from June 16, 2009 to December 31, 2009

Note 6 Covered Loans, page F-55

28. Expand the note to describe how prepayments are considered in the determination of contractual cash flows and cash flows to be expected to be collected pursuant to ASC 310-30-50-1.

29. Please revise to clarify in more detail how acquired loans are accounted for on a pooled basis and considered to be performing. In addition, changes should be made, as applicable under the title Past Due Loans appearing on page 75.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc.   Via E-mail
        David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz